# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 8-K
# CURRENT REPORT

**Pursuant to Section 13 or 15(d) of**
**The Securities Exchange Act of 1934**

**March 14, 2008**
(Date of Report, date of earliest event reported)

## Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

**1-14035**
(Commission File Number)

| | |
|---|---|
| **NEVADA** | **91-1826900** |
| (State or other jurisdiction of incorporation) | (I.R.S. Employer Identification No.) |
| **10201 Main Street, Houston, Texas** | **77025** |
| (Address of principal executive offices) | (Zip Code) |

**(800) 579-2302**
(Registrant's telephone number, including area code)

**Not Applicable**
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 5.02**        **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers**

**(b)**        **Retirement of Executive Vice President and Vice Chairman of the Board**

On March 14, 2008, Stage Stores, Inc. (the "Company") announced that Michael McCreery, Executive Vice President and Vice Chairman of the Board, will be retiring on March 28, 2008 after seven years with the Company.

**Item 8.01**        **Other Events**

On March 14, 2008, the Company issued a News Release announcing the retirement of Michael McCreery, Executive Vice President and Vice Chairman of the Board. A copy of the News Release is attached to this Form 8-K as Exhibit 99.

**Item 9.01**        **Financial Statements and Exhibits**

**(d)**        **Exhibits**

99        News Release issued by Stage Stores, Inc. on March 14, 2008 announcing the retirement of Michael McCreery, Executive Vice President and Vice Chairman of the Board.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

**STAGE STORES, INC.**

March 19, 2008                                   /s/ Edward J. Record
    (Date)                                       Edward J. Record
                                                 Executive Vice President and
                                                 Chief Financial Officer